Exhibit 99.4

Trading Data

The following table sets forth all transactions in the Common Stock effected by the Reporting Persons in respect of the shares of Common Stock since the most recent filing of the Schedule.

STARTEEPO Invest, investicni fond s promennym zakladnim kapitalem, a.s.

Trade Date	Shares	Purchase Price ($)
07.09.2026	100,000	2.8142
07.09.2026	600,000	2.7944
07.10.2026	100,000	2.7771